

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2018

Alan Lowe
Chief Executive Officer
Lumentum Holdings Inc.
400 N. McCarthy Boulevard
Milpitas, CA 95035

    Re: Lumentum Holdings Inc.
        Registration Statement on Form S-4
        Filed May 17, 2018
        File No. 333-224991

Dear Mr. Lowe:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Courtney Lindsay at 202-551-7237 with any questions.

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